

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2012

Via E-mail
Chris Lucas
Group Finance Director
Barclays PLC
Barclays Bank PLC
1 Churchill Place
London E14 5HP, England

> **Re:** **Barclays PLC**
> **Barclays Bank PLC**
> **Forms 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 6-K Filed July 27, 2012**
> **File Nos. 001-09246 and 001-10257**

Dear Mr. Lucas:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Forms 20-F for Fiscal Year Ended December 31, 2011

Board Corporate Governance and Nominations Committee Report, page 9

1. We note from your disclosure on page 10 that in 2011 you concluded that the Committee's performance could be improved and that you implemented an action plan as a result. In future filings, please expand your disclosure to explain the action plan and how it changed Committee processes.

Board Audit Committee Chairman's Report, page 12

Internal Controls, page 13

2.   Please expand your disclosure in future filings to describe the material components of the remediation program that was implemented following the fine imposed on Barclays Capital for breaches of client asset segregation rules and your compliance with the program.

3.   Please describe your compliance with the undertakings contained in the Deferred Prosecution Agreement related to US sanctions and US dollar payment practices.

Key Risk Issues, page 15

4.   In future filings, please provide expanded disclosure that addresses the resolution of the key risk issues presented in this section. With respect to risks relating to your risk management framework, please also expand your disclosure in the "Risk management" section to explain the results of the Committee's consideration of these issues, including whether changes to risk management occurred as a result of such review.

Risk Management, page 40

Credit Risk, page 52

F. Identifying Credit Risk Loans, page 62

5.   Please revise your disclosure in future filings to describe how you determine the emergence period for purposes of determining the appropriate amount of allowance for loan losses. If this varies by loan type, please provide this disclosure by loan type. Additionally, to the extent that the emergence periods vary over time, please discuss the drivers that result in the shortening or lengthening of the emergence periods.

I. Forbearance, page 64

6.   We note your disclosure that you utilize a management overlay as the only practical means of factoring certain recent conditions into impairment calculations for your retail accounts until your models can be recalibrated. Please revise your disclosure in future filings to discuss the factors considered in determining the amount of overlay related to these loans and discuss the differences between this process and that used for your regular retail loan portfolio.

Retail Credit Risk, page 69

7.   Please revise your disclosure in future filings to discuss the difference between accounting charge-off and write-off. For example, if the accounting charge-off relates to the valuation reserve, please clarify that. Please also disclose the impact that the shortened period between accounting charge-off and write-off has had on your provision and allowance for loan losses, and quantify the impact where possible. In this regard, we note that the reduction of the period between accounting charge-off and write-off from 18 months to 12 months across the majority of the unsecured portfolios was, at least in part, disclosed as a factor driving the reduction in credit risk loans and potential credit risk loans, as well as reduction in impairment allowances.

8.   We note your disclosure on page 73 that you would not consider a retail loan to be renegotiated where the amendment is at the request of the customer, there is no evidence of actual or imminent financial difficulty and the amendment meets with all of your underwriting criteria. Given the nature of retail loans, clarify how often all of these conditions would be met at the time of the amendment and discuss the types of situations driving the amendment. For example, clarify whether this situation typically occurs when the borrower chooses to refinance based on lower current market interest rates.

9.   We note that your table on page 73 excludes certain interest-only UK home loans that have not been classified as forbearance because the monthly contractual cash flows have not been altered. Please respond to the following.

   •   Tell us how you concluded that these loans should not be classified as forbearance considering that the overall timing of contractual cash flows of the loans have been altered.

   •   Tell us whether the borrower initiated the forbearance request due to financial difficulty and clarify whether the term extensions were occurring at the end of the interest-only period or after amortization began.

   •   Clarify how term extensions on this loan product differ from term extensions on other UK home loans which do result in the classification as forbearance.

   •   Discuss whether you consider these loans as a separate risk pool when determining the appropriate amount of collective retail allowance for loan losses and tell us how you considered paragraphs AG87-AG88 of IAS 39 in your conclusion.

10.   We note your disclosure that you allow re-aging of an account once in 12 months or twice in 5 years, providing strict qualification criteria are met, including making three consecutive monthly payments. You also disclose the fact that these re-aged accounts are

not considered to be restructured because the contractual monthly payments remain unchanged. Please respond to the following.

- Revise your disclosure in future filings to disclose the balance of re-aged loans for each period presented and discuss changes in and levels of re-aged loans. A tabular roll forward may be helpful.

- Disclose how you considered the change in the timing of overall contractual payments when concluding that these loans should not be reported as renegotiated because the monthly payment amounts have not changed.

- Discuss the "strict qualification" criteria that must be me before you allow the re-aging to occur.

- Provide disclosure of the success rates of your re-aging criteria. For example, discuss the percentage of borrowers that receive a re-aging that later require another re-aging or forbearance program, or that later default on the loan.

- Tell us whether you consider these loans as a separate risk pool when determining the appropriate amount of collective retail allowance for loan losses and tell us how you considered the guidance in paragraphs AG 87-88 of IAS 39 in your conclusion.

Market Risk, page 94

Margin and Balances, page 99

11. We note that your presentation analyzing net interest income has been separated between customer interest income and non-customer interest income, which principally arises from your hedging activities. Please tell us and expand your disclosure in future filings to better explain how interest income is earned on customer assets and customer liabilities and the types of instruments classified, and invested in, within each category. For example, clarify whether customer assets represents things such as loans and receivables classified as assets in your financial statements from which you recognize interest income, and customer liabilities represent things such as deposits and repurchase agreements which are classified as liabilities in your financial statements, but where you invest the proceeds in other assets such as securities and interest income is earned.

Net Interest Margin, page 100

12. We note your disclosure that your customer asset margin is determined by applying an internal funding rate to customer assets and liabilities. Please expand your disclosure in future filings to describe how your internal funding rate is determined for the purpose of

this disclosure. As part of your expanded disclosure, please consider disclosing the range of internal funding rates determined for each of the businesses, as well as the average internal funding rate which is used for purposes of this disclosure. Please also discuss whether there have been any changes during the reported periods in the internal funding rate and if so quantify the impact such changes have had on your disclosure.

Funding Risk – Liquidity, page 112

Liquidity Pool, page 114

13.   We note your tabular disclosure that you have £152 billion of assets in the liquidity pool, of which 94% is located at Barclays Bank PLC. Your disclosure also states that the "residual liquidity pool" is held predominantly within Barclays Capital Inc. (BCI) against contractual and contingent stress outflows in the Liquidity Risk Appetite stress test at the legal entity level. We also note your disclosure on page 158 that indicates that Barclays Capital has a liquidity pool of £152 billion, which appears to be the same liquidity pool. Please revise your future filings to quantify the amount of liquidity pool that is attributable to Barclays PLC, Barclays Bank PLC and at Barclays Capital to arrive at the total Group liquidity pool and clarify if there is any difference between the "liquidity pool" and the "residual liquidity pool." Discuss whether there are any restrictions on any of the liquidity pools at any of these entities that may restrict the availability of liquidity other entities within the Group and, if so, revise your disclosure to provide a brief discussion of those restrictions. Refer to Item 303(a)(1) of Regulation S-K.

14.   In this regard, we also note your disclosure that the liquidity pool moved within a month end range of £140 billion to £167 billion and that at June 30, 2012 you disclose on page 3 of your Form 6-K filed July 27, 2012 that this range was £152 billion to £173 billion. Given the variance in the month end range amounts, please revise to provide an average balance of your liquidity pool during the period.

Liquidity Regulation, page 116

15.   We note your disclosures here and on page 36 of your Form 6-K filed July 27, 2012 presenting the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR). Given that these measures are based on Basel III, which has not yet been implemented, they appear to be non-GAAP measures as defined by Item 10(e) of Regulation S-K. Please revise future filings to label the measure as non-GAAP and provide further clarifying disclosures regarding the use of the metrics, including more discussion on how they are calculated.

Consolidated Financial Statements, page 169

Consolidated Cash Flow Statement, page 173

16.   We note the line item net decrease/(increase) in loans and advances to banks and customers shows a £38.3 billion decrease in loans and advances to banks and customers during the year ended December 31, 2011, but the consolidated balance sheet shows a £13.6 billion increase in those two line items between December 31, 2010 and 2011. Please tell us the factors driving the differences between the loan balances between these two financial statements.

Notes to the Financial Statements, page 176

7 – Credit Impairment Charges and Impairment on Available-for-Sale Assets, page 182

17.   Please revise your future filings to disclose your policy for evaluating interest income for collectability. In this regard, we note your policy that following impairment, interest income continues to be recognized at the original effective interest rate on the restated carrying amount, in accordance with paragraph AG 93 of IAS 39, but you also have certain nonaccrual lendings, per your disclosure in footnote (a) to the average balance sheet table on page 280. As part of your response and expanded disclosure, please discuss the factors considered when placing loans on non-accrual and the factors considered when returning a loan to accrual status.

26 - Goodwill and Intangible Assets, page 214

Critical Accounting Estimates and Judgments, page 215

18.   Please revise your disclosure in future filings to discuss how you determine the carrying value of your cash generating units for the purposes of determining goodwill impairment. Please address the following.

- Clarify in further detail whether you use a capital allocation methodology to determine the carrying value of your cash generating units. For example, tell us whether, and if so how, you consider economic capital allocated to your cash generating units for this purpose. Specifically, discuss whether you allocate your shareholder's equity to your cash generating units on a pro rata basis using assigned economic capital as a basis for allocation or whether you simply use the economic capital assigned to the cash generating unit.

- To the extent the total capital required to support all of your cash generating units' activities is more or less than the total shareholder's equity of the Group, please tell us how you account for any difference. In this regard, your disclosure on page 108 indicates that you may not allocate all of your capital to your businesses when determining the amount of required economic capital. For example, we note the period end average economic capital requirement (including pension risk and excluding goodwill) is less than shareholders' equity of the Group and shareholders' equity excluding non-controlling interests less goodwill. Please clarify how any capital not allocated to the cash generating units is not considered when determining the fair value of the cash generating unit.

- To the extent that you do not utilize a capital allocation model to determine the carrying value of your cash generating units, please clarify whether you allocate any recognized liabilities to your cash generating units for purposes of determining the carrying value of the cash generating units.

Additional Financial Disclosure (Unaudited), page 277

Commitments and Contractual Obligations, page 278

19.   We note that your contractual obligations table appears to exclude the related interest expense on your long-term debt obligations which appears to be significant based on your supplemental cash flow information disclosure of cash paid for interest during each of the three years presented and your disclosure in Note 3. Please revise this table in future filings to include estimated interest payments on your long-term debt and disclose any assumptions you made to derive these amounts. To the extent that you can reasonably estimate the amount and/or timing of payments that you will be obligated to make under interest rate swaps or similar derivatives you use to manage interest rate risk related to your long-term debt, please ensure these amounts are included in the table and disclose the fact that they are considered in the obligations. To the extent that you are unable to include these derivatives in your disclosure, please clearly state that fact and provide quantification of the amount of your long-term debt covered by these derivatives that have been excluded from the table. Finally, to the extent that you have excluded certain types of interest payments from the table, such as for structured notes where payment obligations are based on the performance of certain benchmarks or variable rate debt, please provide quantification of the amount of long-term obligations that have these types of interest rates and thus have been excluded from the table.

Average Balance Sheet, page 280

20.   We note your disclosure in footnote (b) that the table includes interest income and interest expense related to net trading income and net investment income and available-for-sale assets and liabilities. In light of the substantial difference between interest income and interest expense reported on your consolidated income statement and the amounts in this table, please separately break out trading assets and trading liabilities so that the effect of this category is more transparent.

Risk Factors, page 266

Business conditions and the general economy, page 266

21.   The bulleted list in this section addresses multiple significant risks that you have not otherwise addressed in your risk factors section and that we believe should be discussed as standalone risks, following a heading that identifies the specific risk. Please expand your disclosure in future filings to separately discuss each of these significant risks and clearly explains how the risk affects your business.

Credit risk, page 267

Sovereign risk and the Eurozone crisis, page 267

22.   In future filings, please provide expanded disclosure that explains the impact of sovereign risk and the Eurozone crisis on your business and quantifies your exposure to the economies of Ireland, Italy, Greece, Portugal and Spain.

23.   We refer to the last paragraph of this section. Your disclosure should include all material information necessary for investors to make an informed investment decision. Please revise your disclosure in future filings accordingly.

Economic weakness, page 267

24.   Please revise your disclosure in future filings to explain and quantify how the Spanish and Portuguese housing sector has impacted your risk exposure and impairment.

Market risk, page 267

25.   Please revise your disclosure in future filings to clarify how the specific issues that you cite could lead to lower revenues and to explain the extent to which your business has been adversely affected by these issues (e.g., reduced market liquidity).

Funding risk, page 268

26.   Please revise your disclosure in future filings to specify how the Basel III implementation presents material risks to you.

27.   Please revise your disclosure in future filings to quantify the effects of one- and two-notch downgrades in your credit rating, including the impact on your funding costs and whether the collateral outflows that you reference on page 120 would be triggered.

Operational risk, page 268

28.   Please provide us with proposed disclosure to be included in future filings that addresses the industry-wide investigation into the setting of interbank offered rates and settlement with US and UK authorities, as well as the recently announced FSA investigation involving the sufficiency of disclosure for fees related to commercial agreements in the Middle East.

Regulatory risk, page 268

29.   In future filings, please expand your disclosure to quantify the costs associated with regulatory compliance. We note in this regard your disclosure on page 141 that regulatory costs increased in 2011 and the disclosure in your Form 6-K filed on July 27, 2012 that your operating expenses increased for the six months ended June 30, 2012 due to higher regulatory costs.

Form 6-K filed July 27, 2012

Exhibit 99.1

Other Matters, page 4

30.   Please provide us with proposed disclosure to be included in future filings that describes terms and conditions of the Settlement Agreement with the FSA, the Non-Prosecution Agreement with the DOJ-FS and the Settlement Order Agreement with the CFTC.

Barclays Results by Quarter, page 5

31.   We note that you present the results of your operations on an adjusted basis throughout your document, and also note your Business Results by Quarter beginning on page 27. In these disclosures, you appear to present the adjusted basis first and most prominently, with all of the results information presented on an adjusted basis and not a statutory basis,

with the exception of profit before tax. Please tell us how you concluded that this presentation was not giving undue prominence to the non-GAAP measure.

Results by Business, page 11

UK Retail and Business Banking, page 11

32.   We note your disclosure on page 12 that risk weighted assets increased due, in part, to methodology changes. Tell us in more detail the changes you made to your methodology, whether it affected your other business lines (besides the investment bank where methodology changes were also explicitly mentioned), and whether the methodology changes were approved by your regulators.

Investment Bank, page 19

33.   We note the approximately 81% increase in revenue from Fixed Income, Currency and Commodities in the half year ended June 30, 2012 as compared to the half year ended December 31, 2011 and the 11% increase during the half year ended June 30, 2012 as compared to the half year ended June 30, 2011. We also note the 51% increase in revenue from Equities and Prime Services in the half year ended June 30, 2012 as compared to the half year ended December 31, 2011, and the 12% decrease in revenue in the half year ended June 30, 2012 as compared to the half year ended June 30, 2011. Please tell us and revise future filings to disclose the reasons for the large changes during these periods. If the changes are at least in part due to volume (as partially discussed for Equities and Prime Services), please revise your disclosure to discuss the changes in volume and the drivers of the change in volume, so that a reader can understand the impact that has had on your reported results and any material trends going forward.

Credit Risk, page 45

Credit Risk Loans, page 45

34.   You disclose that you had a reduction in the UK Secured Lending CRL balances in the retail portfolio due to an update in the write off policy. Please tell us and revise future filings to disclose the change in your policy and provide a quantification of the impact of the change.

Wholesale Forbearance, page 53

35.   Please revise future filings to provide disclosure for your Wholesale Forbearance loans similar to that provided for your Retail Forbearance Programmes on page 51, such as information about the quantity of wholesale loans for which you have offered forbearance, the types of forbearance offered (interest reductions, deferrals, principal

forgiveness, etc.), the impairment allowances triggered by the forbearance programs and an indication of the success rates of your forbearance programs.

19 - Legal Proceedings, page 78

Lehman Brothers Holdings, page 78

36.   We note your disclosure regarding the July 2011 final order by the Bankruptcy Court related to the disputed Lehman assets as well as your discussion of the District Court's opinion in June 2012 which reversed one of the Bankruptcy Court's rulings on the contract claims that had been adverse to you, but affirmed the other rulings. Please address the following.

- Tell us the status and basis of your appeal.

- In light of the Bankruptcy Court ruling in July 2011, as well as the District Court opinion on June 5, 2012, please tell us how you concluded that the definition of a provision in paragraph 14 of IAS 37 has not been met. In this regard, we note that you only recorded an additional £0.2 billion provision during 2011, and no further provision during 2012, but based on the Court's opinions, it is not clear how you determined the appropriate amounts to accrue.

- Tell us how you concluded that $1.3 billion is your best estimate of the expenditure given the District Court ruling. Discuss the information considered provided by your experts in concluding it is probable you will win on appeal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant